EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

June 30, 2011
Assets
Current assets:
Cash and cash equivalents	$11,515
Receivables, net	308,837
Inventories, net	128,216
Deferred income taxes	23,856
Prepaid expenses and other current assets	6,535

Total current assets	478,959
Property, plant and equipment, net	527,258
Goodwill	1,099,682
Identifiable intangible and other assets, net	187,349

Total	$2,293,248

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$256,813
Current portion of debt	11

Total current liabilities	256,824
Long-term debt	128,298
Deferred income taxes	209,666
Other long-term liabilities	23,954
Parent’s net investment:
Parent’s net investment	1,676,708
Accumulated other comprehensive loss	(2,202)

Total parent’s net investment	1,674,506

Total	$2,293,248

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Six Months Ended June 30, 2011
Net sales	$2,035,163
Cost of sales	1,579,880

Gross profit	455,283
Operating costs and expenses:
Selling and distribution	310,846
General and administrative	28,223
Amortization of intangibles	1,071
Facility closing and reorganization costs	283

Total operating costs and expenses	340,423

Operating income	114,860
Other expense:
Interest expense	5,693
Other expense, net	52,985

Total other expense	58,678

Income from continuing operations before income taxes	56,182
Income taxes	23,170

Net income	$33,012